FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                        For the month of August, 2007
                              17 August, 2007



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit

EXHIBIT NO.1    Press release of British Sky Broadcasting Group plc
                announcing Director/PDMR Shareholding released on
                17 August, 2007


Re: Paragraph 3.1.4. of the Disclosure and Transparency Rules

British Sky Broadcasting Group plc (the "Company") announces that:

On 16 August 2004 and 8 November 2005 Jeremy Darroch, a director of the Company, received awards under the Company's Long Term Incentive Plan ("LTIP"). Following the satisfaction of certain performance conditions, 70% of those awards vested on 16 August 2007. 175,000 BSkyB ordinary shares ("Shares") became exercisable in respect of the August 2004 award and 148,750 Shares became exercisable in respect of the November 2005 award.

The Company received notification yesterday that on 16 August 2007 Jeremy Darroch exercised the vested awards and subsequently disposed of 263,750 Shares at 653.42 pence per Share and retained 60,000 Shares as a personal interest in the Company.



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 17 August, 2007                    By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary